UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File number 001-07160

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

(Full title of the plan)

COACHMEN INDUSTRIES, INC.
423 NORTH MAIN STREET
MIDDLEBURY, INDIANA 46540

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
Middlebury, Indiana

FINANCIAL STATEMENTS
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Middlebury, Indiana

We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC
South Bend, Indiana
June 25, 2008

1.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value	$27,938,437	$25,980,431
Contributions receivable
Participant	-	48,178
Employer	-	8,701
Loans receivable	949,481	947,417

Net assets reflecting all investments at fair value	28,887,918	26,984,727

Adjustment from fair value to contract value for fully benefit-responsive contracts	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$28,887,918	$26,984,727

See accompanying notes to financial statements.

2.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Interest and dividends	$1,281,048	$1,327,544
Net appreciation in fair value of investments	401,701	1,548,501
Contributions
Participant	3,265,378	3,219,278
Employer	1,050,597	997,050
Rollovers	177,542	132,839
	4,493,517	4,349,167

Total additions	6,176,266	7,225,212

Deductions from net assets attributed to:
Benefits paid to participants	4,244,286	9,389,598
Administrative expenses	28,789	35,718

Total deductions	4,273,075	9,425,316

Net increase (decrease)	1,903,191	(2,200,104)

Net assets available for benefits:
Beginning of year	26,984,727	29,184,831

End of year	$28,887,918	$26,984,727

See accompanying notes to financial statements.

3.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 – PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the "Company" or "Employer") who are still actively employed on the first of the month following one month of service and are 18 years of age, except those employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: The Company can make matching and discretionary profit sharing contributions to the Plan as determined by management of the Company. Effective January 1, 2006, Company contributions may be made in cash only. Prior to January 1, 2006, Company contributions could be made in either cash or Coachmen Industries, Inc. common stock. Participants may contribute up to 50% of their annual compensation to the Plan, not to exceed limits established by the Internal Revenue Service or those limits imposed by discrimination testing. Participants who qualify may also make annual catch-up contributions to the Plan. Participant account balances are invested in various funds available to the Plan as directed by the participants or are invested in the Plan’s default fund in the absence of participant directive. Profit sharing contributions are allocated to participants based on compensation.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution and (b) Plan earnings, net of applicable administrative expenses. Allocations of the Company's contributions are based on annual compensation. Allocations of Plan earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the participant vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator.

(Continued)

4.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 – PLAN DESCRIPTION (Continued)

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings therein. Vesting in the remainder of their accounts is based on years of credited service. A participant is 20% vested after the first year with an additional 20% vesting each year thereafter until fully vested. Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

Payment of Benefits: Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account. Withdrawals other than for termination are permitted under circumstances provided by the Plan. Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. Amounts allocated to these individuals aggregated $23,925 and $13,321 at December 31, 2007 and 2006, respectively.

Forfeitures: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce future Employer matching contributions. As of December 31, 2007 and 2006, there were $134,034 and $90,459, respectively, of forfeitures available to reduce future Employer contributions. During the years ended December 31, 2007 and 2006, $92,218 and $61,253, respectively, of forfeitures were used to reduce Employer matching contributions.

NOTE 2 – ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

Basis of Accounting: The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments: Investments are reported at fair value. The fair values of investments in the pooled separate accounts are determined by quoted market prices of the underlying mutual funds and Coachmen Industries, Inc. common stock are determined by quoted market prices. The fair value of the Plan’s interest in the Great-West Guaranteed Portfolio Fund, which is a fully benefit-responsive contract, has been estimated based on a discounted cash flows methodology using a rate of interest as of the financial statement date that reflects a market rate of interest for a contract with similar terms and credit risk (See NOTE 4). The fair value of investments in the Principal S&P 500 Index Fund is based upon the net asset values of the fund, as reported by the custodian.  The fair value of the Plan’s interest in the ABN AMRO Income Plus Fund is based upon the net asset values of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts: The Plan reports its direct and indirect interests in fully benefit-responsive investment contracts at fair value in the investments caption of the statements of net assets available for benefits. In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan's indirect investment in the ABN AMRO Income Plus Fund as of December 31, 2006 and the estimated fair value of the Plan's investment contract with Great West Life & Annuity Insurance Company as of December 31, 2007 (the Guaranteed Portfolio fund) approximate contract value. Accordingly, the statements of net assets available for benefit reflect no adjustment for the difference between net assets at fair value and net assets available for benefits.

(Continued)

5.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 – ACCOUNTING POLICIES (Continued)

The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Contributions: Contributions from participants, including any related Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. (United States) generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of Coachmen Industries, Inc. common stock, common collective trust funds and mutual funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

(Continued)

6.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 – ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

NOTE 3 – INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006

Alliance Bernstein 2020 Retirement STR A	$1,644,369	$-
STI Classic International Equity Index	3,534,487	-
Royce Value Plus Service	3,360,237	-
American Funds Growth Fund R4	5,336,501	-
Vanguard 500 Index Signal	2,066,465	-
Pioneer Cullen Value Y	2,759,685	-
Great West Guaranteed Portfolio Fund	2,944,827	-
ABN AMRO Income Plus Fund	-	2,638,734
Pimco Total Return Fund	1,836,956	1,787,295
Principal S&P 500 Index Fund	-	2,139,219
Columbus Circle Large Cap Growth	-	4,702,132
STI Small Cap Growth I Fund	-	3,141,315
Dodge & Cox Stock Fund	-	2,907,340
Julius Baer International Equity Fund	-	2,828,370
Principal Investors Lifetime 2020 Preferred Fund	$-	$1,472,820

During the years ended December 31, 2007 and 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Pooled separate accounts	$417,614	$-
Mutual funds	-	1,161,507
Common trust funds	309,965	430,382
Coachmen Industries, Inc. common stock	(325,878)	(43,388)

	$401,701	$1,548,501

(Continued)

7.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 – INVESTMENT (ANNUITY) CONTRACT WITH INSURANCE COMPANY

Effective October 1, 2007, the Plan entered into a fully benefit-responsive annuity contract with Great-West Life & Annuity Insurance Company (Great-West or Issuer). Great-West maintains the contributions in its general account. Great-West’s general account is credited with earnings and is charged for participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan's investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company-initiated events that result in distributions exceeding a set amount. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on the earnings of the underlying assets in the Issuer’s entire medium-long new portfolio and prevailing market conditions. The interest crediting rate is reset quarterly.

Average yields:		2007

	Based on annualized earnings (1)	3.77%
	Based on interest rate credited to participants (2)	3.77%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Internal Revenue Code (“IRC”) and ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 – TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype non-standardized profit sharing plan and the Internal Revenue Service determined and informed the sponsor of the prototype by a letter dated November 27, 2001 that the prototype plan, as then designed, was in accordance with applicable sections of the IRC. Although the Plan has been amended, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

(Continued)

8.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 6 – TAX STATUS AND REPORTING (Continued)

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$28,887,918	$26,984,727
Certain deemed distributions of participant loans	-	-

Net assets available for benefits per the Form 5500	$28,887,918	$26,984,727

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the accompanying financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006

Net increase (decrease) in net assets available for benefits per the financial statements	$1,903,191	$(2,200,104)
Add:
Amounts reported as distributions, prior year	-	2,164

Net increase (decrease) in net assets available for benefits per the Form 5500	$1,903,191	$(2,197,940)

(Continued)

9.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation. Fees paid by the Plan to Principal Financial Group, trustee of the plan from December 9, 2005 thru September 30, 2007, were $28,789 and $35,718 for the years ended December 31, 2007 and 2006, respectively. Cash dividends of $4,214 and $13,754 were paid to the Plan by Coachmen Industries, Inc. for 2007 and 2006, respectively.

The Plan held the following party-in-interest investments:

		2007	2006

Coachmen Industries, Inc.	Common stock
	(68,335 shares and 65,217
	shares at December 31,
	2007 and 2006, respectively)	$406,682	$761,021
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2000 Retirement STR A	104,979	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2010 Retirement STR A	1,046,425	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2015 Retirement STR A	4,603	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2020 Retirement STR A	1,644,369	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2025 Retirement STR A	17,032	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2030 Retirement STR A	933,175	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2035 Retirement STR A	3,457	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2040 Retirement STR A	701,348	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2045 Retirement STR A	12,960	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2050 Retirement STR A	292,860	-
Great-West Life & Annuity Insurance Company	Alliance Bernstein 2055 Retirement STR A	12,140	-
Great-West Life & Annuity Insurance Company	Pimco Funds Total Return Fund	1,836,956	-
Great-West Life & Annuity Insurance Company	STI Classic International Equity Index	3,534,487	-
Great-West Life & Annuity Insurance Company	Royce Value Plus Service	3,360,237	-
Great-West Life & Annuity Insurance Company	Columbia Small Cap Value I Fund A	919,249	-
Great-West Life & Annuity Insurance Company	American Funds Growth Fund R4	5,336,501	-
Great-West Life & Annuity Insurance Company	Vanguard 500 Index Signal	2,066,465	-
Great-West Life & Annuity Insurance Company	Pioneer Cullen Value Y	2,759,685	-
Great-West Life & Annuity Insurance Company	Guaranteed Portfolio Fund	2,944,827	-
Principal Global Investors	S&P 500 Index Fund	-	2,139,219
Principal Global Investors	Lifetime Str Inc Pref Fund	-	104,750
Principal Global Investors	Lifetime 2050 Pref Fund	-	113,047
Principal Global Investors	Lifetime 2040 Pref Fund	-	586,220
Principal Global Investors	Lifetime 2030 Pref Fund	-	751,115
Principal Global Investors	Lifetime 2020 Pref Fund	-	1,472,820
Principal Global Investors	Lifetime 2010 Pref Fund	-	1,048,080
Participants	Participant loans	$949,481	$947,417

10.

Index

SUPPLEMENTAL SCHEDULE

Index
COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Plan Sponsor:                                         Coachmen Industries, Inc.
Employer Identification Number:             35-1101097
Three-Digit Plan Number:                                                        001
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Fair Value
		Pooled Separate Accounts
*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2000 Retirement STR A (9,193 units)	#	$104,979

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2010 Retirement STR A (89,361 units)	#	1,046,425

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2015 Retirement STR A (384 units)	#	4,603

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2020 Retirement STR A (135,450 units)	#	1,644,369

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2025 Retirement STR A (1,359 units)	#	17,032

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2030 Retirement STR A (74,714 units)	#	933,175

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2035 Retirement STR A (275 units)	#	3,457

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2040 Retirement STR A (55,094 units)	#	701,348

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2045 Retirement STR A (1,027 units)	#	12,960

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2050 Retirement STR A (29,082 units)	#	292,860

*	Great-West Life & Annuity Insurance Company	Alliance Bernstein 2055 Retirement STR A (1,244 units)	#	12,140

*	Great-West Life & Annuity Insurance Company	Pimco Funds Total Return Fund (171,839 units)	#	1,836,956

*	Great-West Life & Annuity Insurance Company	STI Classic International Equity Index (180,699 units)	#	3,534,487

*	Great-West Life & Annuity Insurance Company	Royce Value Plus Service (243,319 units)	#	3,360,237

*	Great-West Life & Annuity Insurance Company	Columbia Small Cap Value I Fund A (21,171 units)	#	919,249

*	Great-West Life & Annuity Insurance Company	American Funds Growth Fund R4 (158,071 units)	#	5,336,501

*	Great-West Life & Annuity Insurance Company	Vanguard 500 Index Signal (18,510 units)	#	2,066,465

*	Great-West Life & Annuity Insurance Company	Pioneer Cullen Value Y (130,667 units)	#	2,759,685
		Total pooled separate accounts		24,586,928

		Guaranteed Investment Contract
*	Great-West Life & Annuity Insurance Company	Guaranteed Portfolio Fund, contract number 385026-01	#	2,944,827

		Common Stock
*	Coachmen Industries, Inc.	Coachmen Industries, Inc. common stock (68,335 shares)	#	406,682
		Total investments		27,938,437

		Participant Loans
*	Participant loans	$949,481 principal amount, interest ranging from 5.25% to 8.25%, with various maturity dates		949,481

		Total		$28,887,918

*  Party-in-interest
#  Form 5500 does not require cost information for participant-directed investments

11.